EMISPHERE TECHNOLOGIES, INC.
240 Cedar Knolls Road
Suite 200
Cedar Knolls, NJ 07927
November 30, 2011
Securities and Exchange Commission
Attn: Jeffrey P. Riedler
         Assistant Director
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

RE:	Emisphere Technologies, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 File No. 000-17758
Ladies and Gentlemen:
Emisphere Technologies, Inc., a Delaware corporation (“Emisphere” or the “Company”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”), this letter reflecting Emisphere’s responses to comments communicated by letter, dated November 10, 2011 to Michael R. Garone, Interim Chief Executive Officer and Chief Financial Officer. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented to the Company.
Questions and Answers

Comment 1.	You indicated that several Phase III clinical studies for osteoporosis and osteoarthritis are being conducted by Novartis Pharma AG pursuant to research collaboration agreements. Please amend your Form 10-K for the fiscal year ended December 31, 2010 to describe the material terms of any agreement or agreements that relate to your salmon calcitonin product, or any other Phase III product. Your disclosure should include the following the information:
•	The product candidate(s) to which each collaboration agreement relates;

•	The material financial obligations of each party;

•	If royalties are payable, a description of the royalty rate expressed within a ten percent range (for example, “single digits,” “teens”, “twenties,” etc);

•	The potential aggregate milestones payable;

•	The amounts paid to date;

•	The term of each agreement; and

•	The termination provisions of each agreement.

Securities and Exchange Commission
Jeffrey P. Riedler
November 30, 2011

We note, in particular, your disclosure on page 15 regarding the Master Agreement and Amendment dated June 4, 2010 and the License Agreement dated March 8, 2000, each entered into with Novartis. To the extent that one or both of these agreements relates to Phase III products, please expand your description of the agreement(s), as specified above. In addition, please file the agreement(s) as an exhibit to your Form 10-K, or provide us with a legal analysis as to why the agreement(s) need not be filed pursuant to Item 601(b)(10)(2)(ii) of Regulation S-K.

Response 1.	In light of the announcements concerning the failure to achieve primary and secondary endpoints in both Phase III clinical studies, as previously disclosed by the Company in its Current Report on Form 8-K filed on November 14, 2011 and its quarterly report on Form 10-Q filed on November 8, 2011, and the significant uncertainty at this point in time regarding Novartis’ intentions regarding these studies and the Salmon Calcitonin (SCT) program with the Company overall, the Company suggests that the description of contractual terms of the SCT agreement, which had been included in prior reports on Form 10-K (see, e.g., Reports on Form 10-K for the years ended December 31, 2009 and December 31, 2008) be updated and incorporated into the Company’s annual report on Form 10-K to be filed in March 2012, at which point any further material information concerning the status of such programs can be included. The Company believes that amending the Form 10-K for the fiscal year ended December 31, 2010 simply to provide historical data at this point in time would likely cause confusion and concern among Emisphere’s investor audience in light of the current uncertainty about these programs and the consequent volatility in the Company’s stock price arising following the filing of the Company’s most recent report on Form 8-K filed on November 14, 2011.
Having undertaken to include relevant information in the Company’s upcoming annual report on Form 10-K, the Company also wishes to point out that in connection with the Company’s entry into its collaboration with Novartis regarding Salmon Calcitonin, the Company filed, as an exhibit to its quarterly report on Form 10-Q for the period ended October 31, 1997, the Research Collaboration and Option Agreement dated as of December 3, 1997, which contains the form of license agreement entered into by the parties in March 2000, and for which the Company sought confidential treatment for certain terms, including:
•	Potential milestones payable

•	Royalty rates

Securities and Exchange Commission
Jeffrey P. Riedler
November 30, 2011

•	Certain provisions relating to the term of the license agreement

•	Certain provisions regarding termination of the license agreement
Such Agreement is listed as Exhibit 10.23 in the Company’s 2010 10-K. Regarding the Master Agreement and Amendment referred to by the Staff in this comment, such agreement is listed as Exhibit 10.61 in the Company’s 2010 10-K.

Comment 2.	You described an amended lease agreement entered into with BMR on March 17, 2010, but did not file the amended lease agreement as an exhibit. Please amend your Form 10-K for the fiscal year ended December 31, 2010 to file this amended lease agreement as an exhibit to your filing, or provide us with a legal analysis as to why the agreement need not be filed pursuant to Item 601 (b)(10)(2)(iv) of Regulation S-K.

Response 2.	The Company acknowledges the Staff’s comment and although it believes that the amendment to the Lease Termination Agreement referred to by the Staff is not material to an investor’s understanding of the Company, the Company will file the amendment to the Lease Termination Agreement as part of an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2010.

Comment 3.	You described your employment agreements with Named Executive Officers Mr. Riley and Mr. Hart on page 122, but did not file the employment agreement as exhibits to your Form 10-K. Please amend your Form 10-K for the fiscal year ended December 31, 2010 to file these employment agreements as exhibits to your filing, pursuant to Item 601 (b)(10) of Regulation S-K.

Response 3.	The Company acknowledges the Staff’s comment and supplementally informs the Staff that Mr. Hart terminated his employment on May 6, 2011; thus the Company believes that Mr. Hart’s employment offer letter is not material to an investor’s understanding of the Company. The Company will file as part of an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2010 the employment offer letter of Mr. Riley.

Comment 4.	Based upon your description of the employment agreements with Messrs. Riley and Hart, it appears that your officers may receive payments in the event of a change-in-control. Please amend your Form 10-K for the fiscal year ended December 31, 2010 to provide the quantitative disclosure required by item 402(j) of Regulation S-K for each of your Named Executive Officers.

Response 4.	The Company acknowledges the Staff’s comments and will provide the following disclosure as part of an amendment to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010:

Securities and Exchange Commission
Jeffrey P. Riedler
November 30, 2011

Agreements with M. Gary I. Riley, Vice President on Non-Clinical Development and Applied Biology and Nicholas J. Hart,
Vice President, Strategy and Development
The Company has an agreement with M. Gary I. Riley (the “Riley Employment Agreement”) by which, in the event that there is a Change in Control, a severance amount, equivalent to six month’s base salary, excluding bonus and relocation assistance, will be provided to him. At December 31, 2010, this amount to be paid in one installment would equal $132,500.
In addition, in the event that there is a Change in Control during Mr. Riley’s employment at Emisphere resulting in termination of employment, he shall receive, in addition to the options already vested and, subject to approval by the Board of Directors, immediate vesting of all remaining options as set forth in the Plan. At December 31, 2010, if the Board of Directors would have approved the acceleration of vesting of Mr. Riley’s options, the fair value of unvested options held by Mr. Riley to be vested would be $15,824.
The Company had an agreement with Nicholas J. Hart (the “Hart Employment Agreement”) by which, in the event that there is a Change in Control (as defined in the Hart Employment Agreement) during Mr. Hart’s term of employment at Emishphere resulting in termination of employment, a severance amount, equivalent to six month’s base salary (excluding bonus) will be provided to Mr. Hart. At December 31, 2010, this amount to be paid in one installment would equal $120,000.
In addition, in the event that there is a Change in Control during his employment at Emisphere resulting in termination of employment, he shall receive, in addition to the options already vested and subject to approval by the Board of Directors, immediate vesting of all remaining options as set froth in the Plan. At December 31, 2010, if the Board of Directors would have approved the acceleration of vesting of Mr. Hart’s options, the fair value of unvested options held by Mr. Hart to be vested would be $76,479.
For purposes of the Riley Employment Agreement and the Hart Employment Agreement, “Change in Control” includes the acquisition of more than fifty percent of the Company’s outstanding Common Stock by any person, group or entity other than the Company, any subsidiary or benefit plan or any current five percent or greater stockholder, acquisitions of the Company or mergers, consolidations or reorganizations with the Company, after which the beneficial owners of Company shares own less than a majority of the surviving or resulting

Securities and Exchange Commission
Jeffrey P. Riedler
November 30, 2011

entity, and sales of all or substantially all the assets of the Company to unrelated parties.
In exchange for the payments in the event of a severance following a Change in Control, each of Messrs. Riley and Hart would be required to provide to the Company a general release of claims. Mr. Hart left the employ of the Company on May 6, 2011.
Once the Staff has reviewed this letter and has responded to the Company’s proposals, the Company will file an amendment to its annual report on Form 10-K for the year ended December 31, 2010.
As requested by the Staff, Emisphere hereby acknowledges as follows:
1.	Emisphere is responsible for the adequacy and accuracy of the disclosures included in its filings;
2.	Emisphere understands that Staff comments or Emisphere’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Emishphere’s filing; and
3.	Emisphere understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at 973-532-8005 should you require additional information of have questions regarding this letter.

Very truly yours, EMISPHERE TECHNOLOGIES, INC.
By:	/s/ Michael R. Garone
Michael R. Garone, Interim Chief Executive
Officer and Chief Financial Officer

cc:	Timothy C. Maguire, Pierce Atwood LLP